UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

   [x]                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

   [ ]                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                            SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

                            B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

INDEX

Page

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-8

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	9-13

Schedule H, Line 4i - Schedule of Assets (Acquired and Disposed of Within Year)	14

Report of Independent Registered Public Accounting Firm	15

Signature	16

Exhibit Index	17

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	18

EXXONMOBIL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(millions of dollars)

December 31,

2007	2006

Assets

Investments, at fair value (Note 6):

Exxon Mobil Corporation common stock	$16,979	$14,755

Other investments	7,119	6,853

Total investments	24,098	21,608

Accrued interest	12	14

Other receivables	114	-

Total assets	24,224	21,622

Liabilities

Payables and accrued liabilities	29	30

Total liabilities	29	30

Net assets available for benefits	$24,195	$21,592

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

(millions of dollars)

Additions:

Contributions:

Employer	$225
Participant	373
Transfers-in at fair value	8

Total contributions	606

Investment income:

Interest	141
Dividends	256
Net appreciation in fair value
of investments (Note 6)	3,496

Net investment income	3,893

Total additions	4,499

Deductions:

Benefit payments	(1,896)

Total deductions	(1,896)

Net increase	2,603

Net assets available for benefits:

Beginning of year	21,592

End of year	$24,195

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or "Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.  In addition, effective February 8, 2002, the entire Plan was designated an Employee Stock Ownership Plan ("ESOP"), designed to invest primarily in employer securities.

Contributions

The Plan permits participant contributions of up to 20% of compensation and, prior to 2007, a 100% Company match was made on the first 6% of compensation contributed by the participant.  Prior to 2007, participants could receive up to an additional 1% Company match on the 6% of compensation if the participant elected for the Company match to be directed to the Stock Match Account ("SMA").  Prior to 2007, the restriction on the SMA stipulated that 75% of the assets in the SMA must be invested in ExxonMobil stock.

Effective January 1, 2007, all active participants began receiving a Company match of 7% of compensation on the first 6% of compensation contributed by them, regardless of how the Company match is directed.  Also effective January 1, 2007, the SMA became fully diversifiable, allowing investments in any of the Plan investment options with no minimum percentage requirements for investment in ExxonMobil stock.

Employees who are at least age 50 during the plan year and who maximize their before-tax contributions may elect to make additional pretax contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death while an employee.

Forfeitures

During 2007, employer contributions totaling $0.5 million were forfeited by terminating employees and used to offset future employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis. Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value.  Fair values are based on quoted prices as of the date of the financial statements, or if market quotations are not readily available, upon estimated values obtained from a major investment securities firm.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2007 and 2006.  The market value of securities on loan and the collateral held at The Northern Trust Company at December 31, 2007 were $633 million and $646 million, respectively.  The market value of securities on loan and the collateral held at The Northern Trust Company at December 31, 2006 were $470 million and $481 million, respectively.  In accordance with the Securities Lending Agreement, the market value of the collateral held is required to be 100% of the market value of government securities lent and 102% for all other securities lent.  Collateral held consists of cash, letters of credit, and government securities.  At December 31, 2007 and 2006, the market value of all collateral held was at least 102%.  The securities on loan are reflected in the Statement of Net Assets Available for Benefits and the Schedule of Assets (Held at End of Year) at December 31, 2007 and 2006.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

The Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

Transfers-in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3:  Related-Party Transactions

During 2007, certain Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial and other fiduciary services to the Plan during the plan year and, therefore, purchases and sales of these investments qualified as party-in-interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated November 14, 2002, that the Plan is qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter. However, counsel for the Company believes that these amendments have not adversely affected the Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.

Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock, management fees, and brokerage commissions.  Plan administration expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets.  Administrative expenses are recorded when incurred.

Note 6:  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

(millions of dollars)
December 31,	December 31,
2007	2006

Exxon Mobil Corporation
common stock, 181 and 193
million shares, respectively	$16,979	$14,755

NTGI-QM Coltv Daily S&P 500
Equity Index Fund, 532 and 565
thousand units, respectively	2,158	2,171

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Investments (continued)

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,496 million as follows:

(millions $)

ExxonMobil common stock	3,211
Common collective trusts	263
Corporate debentures	8
U.S. Government securities	14

$3,496

SCHEDULE H EXXONMOBIL SAVINGS PLAN SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007 (thousands of dollars)
	MATURITY		PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
--------------------------------------------------------------------------------------------------------------------------------------------
COMMON ASSET FUND

U.S. GOVERNMENT SECURITIES

FEDERAL FARM CR BANK	4.750%	5/7/2010	$ 65,000	$ 66,666
FEDERAL FARM CR BANK	5.250%	9/13/2010	20,000	20,786
FEDERAL FARM CR BANK	3.750%	12/6/2010	40,000	40,111
FEDERAL HOME LOAN BANK	4.125%	4/18/2008	6,000	5,992
FEDERAL HOME LOAN BANK	5.000%	7/16/2008	20,000	20,064
FEDERAL HOME LOAN BANK	3.875%	8/22/2008	25,000	24,931
FEDERAL HOME LOAN BANK	5.000%	9/12/2008	37,845	38,034
FEDERAL HOME LOAN BANK	5.250%	6/12/2009	25,000	25,547
FEDERAL HOME LOAN BANK	5.000%	12/11/2009	15,000	15,408
FEDERAL HOME LOAN BANK	4.875%	3/12/2010	3,220	3,307
FEDERAL HOME LOAN BANK	5.250%	6/11/2010	27,810	28,870
FEDERAL HOME LOAN BANK	4.375%	9/17/2010	22,000	22,427
FEDERAL HOME LOAN BANK	4.375%	10/22/2010	2,500	2,550
FEDERAL HOME LOAN BANK PREASSIGN	4.625%	1/18/2008	30,000	29,999
FEDERAL HOME LOAN BANK PREASSIGN	5.125%	6/13/2008	35,000	35,093
FEDERAL HOME LOAN BANK TRANCHE	4.750%	12/12/2008	10,000	10,062
FEDERAL HOME LOAN MTG CORP BD	5.125%	10/15/2008	20,000	20,163
FEDERAL HOME LOAN MTG CORP DEB	4.625%	12/19/2008	42,000	42,227
FEDERAL HOME LOAN MTG CORP DEB	5.750%	3/15/2009	25,000	25,550
FEDERAL HOME LOAN MTG CORP DEB	6.625%	9/15/2009	15,000	15,743
FEDERAL HOME LOAN MTG CORP NT	5.750%	4/15/2008	25,000	25,092
FEDERAL HOME LOAN MTG CORP NT	3.875%	6/15/2008	25,000	24,913
FEDERAL HOME LOAN MTG CORP NT	3.625%	9/15/2008	42,000	41,816
FEDERAL HOME LOAN MTG CORP NT	6.875%	9/15/2010	14,700	15,907
FEDERAL HOME LOAN MTG CORP NT	4.125%	10/18/2010	7,300	7,398
FEDERAL HOME LOAN MTG CORP PREASSIGN	5.250%	5/21/2009	35,000	35,720
FEDERAL HOME LOAN MTG CORP PREASSIGN	5.125%	8/23/2010	7,000	7,264
FEDERAL NATL MTG ASSN	5.750%	2/15/2008	16,000	16,020
FEDERAL NATL MTG ASSN	6.000%	5/15/2008	40,000	40,203
FEDERAL NATL MTG ASSN	2.500%	6/15/2008	6,300	6,245
FEDERAL NATL MTG ASSN	3.250%	8/15/2008	20,000	19,869
FEDERAL NATL MTG ASSN	6.375%	6/15/2009	37,000	38,411
FEDERAL NATL MTG ASSN	6.625%	9/15/2009	3,000	3,149
FEDERAL NATL MTG ASSN	7.250%	1/15/2010	10,000	10,717
FEDERAL NATL MTG ASSN	7.125%	6/15/2010	64,000	69,241
FEDERAL NATL MTG ASSN	4.250%	8/15/2010	10,000	10,156
FEDERAL NATL MTG ASSN PREASSIGN	3.875%	7/15/2008	25,000	24,966
FEDERAL NATL MTG ASSN PREASSIGN	5.000%	9/15/2008	6,500	6,547
FEDERAL NATL MTG ASSN PREASSIGN	4.375%	9/13/2010	22,000	22,426
US SAVINGS BONDS SER I	5.920%	10/1/2031	151,480	214,456
US SAVINGS BONDS SER I	2.570%	10/1/2032	79,740	101,330
US SAVINGS BONDS SER I	4.080%	1/1/2033	153,860	191,340
TOTAL U.S. GOVERNMENT SECURITIES			$1,287,255	$1,426,716

SCHEDULE H EXXONMOBIL SAVINGS PLAN SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007 (thousands of dollars)
		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
--------------------------------------------------------------------------------------------------------------------------------------------

CORPORATE DEBT INSTRUMENTS

AMERN EXPRESS CR A/C MSTR TR	4.350%	12/15/2011	$ 19,595	$ 19,639
BANK ONE ISSUANCE TR 2003-7	3.350%	3/15/2011	12,246	12,167
BANK ONE ISSUANCE TR 2003-A9	3.860%	6/15/2011	21,975	21,880
BMW VEH OWNER TR 2006-A	5.300%	5/25/2009	2,285	2,286
BMW VEH OWNER TR 2006-A	5.130%	9/25/2010	30,000	30,077
CAPITAL ONE AUTO FIN TR 2006-A	5.330%	11/15/2010	10,330	10,334
CAPITAL ONE AUTO FIN TR 2006-C	5.070%	7/15/2011	10,000	10,027
CAPITAL ONE MULTI-ASSET EXEC TR 2003-C4	3.650%	7/15/2011	28,485	28,317
CAPITAL ONE MULTI-ASSET EXEC TR 2005-A8	4.400%	8/15/2011	5,000	4,999
CAPITAL ONE PRIME AUTO REC TR 2006-2	4.980%	9/15/2010	44,000	44,086
CHASE AUTO OWNER TR 2005-A	3.870%	6/15/2009	4,912	4,893
CHASE AUTO OWNER TR 2005-A	3.980%	4/15/2011	14,000	13,903
CHASE AUTO OWNER TR 2006-A	5.340%	7/15/2010	4,278	4,294
CHASE AUTO OWNER TR 2006-A	5.360%	1/15/2013	10,000	10,119
CHASE AUTO OWNER TR 2006-B	5.130%	5/15/2011	9,000	9,035
CHASE ISSUANCE TR	4.960%	9/17/2012	12,000	12,195
CITIBANK CR CD ISSNCE TR 2003-A3	3.100%	3/10/2010	1,750	1,745
CITIBANK CR CD ISSNCE TR 2003-A6	2.900%	5/17/2010	42,000	41,715
CITIBANK CR CD ISSNCE TR 2003-A8	3.500%	8/16/2010	15,450	15,328
CITIBANK CR CD ISSNCE TR 2006-A2	4.850%	2/10/2011	40,000	40,237
HARLEY DAVIDSON MTR TR 2007-1	5.220%	3/15/2012	6,000	6,050
HARLEY DAVIDSON MTR TR 2007-2	5.100%	5/15/2012	6,000	6,032
HARLEY-DAVIDSON MTR TR 2003-3	2.760%	5/15/2011	2,026	2,001
HARLEY-DAVIDSON MTR TR 2004-2	3.560%	2/15/2012	11,091	10,998
HARLEY-DAVIDSON MTR TR 2005-2	4.070%	2/15/2012	9,756	9,708
HARLEY-DAVIDSON MTR TR 2005-3	4.410%	6/15/2012	22,720	22,660
HARLEY-DAVIDSON MTR TR 2006-2	5.350%	3/15/2013	10,000	10,102
HARLEY-DAVIDSON MTR TR 2006-3	5.240%	1/15/2012	4,000	4,018
HARLEY-DAVIDSON MTR TR 2007-3	5.520%	11/15/2013	4,000	4,057
HARLEY-DAVIDSON MTR TR HDMOT	2.070%	2/15/2011	4,805	4,800
HARLEY-DAVIDSON MTR TR HDMOT	2.530%	11/15/2011	5,525	5,447
HONDA AUTO REC 2005-2 OWNER TR	4.150%	10/15/2010	14,590	14,544
HONDA AUTO REC 2005-2 OWNER TR	3.930%	1/15/2009	980	980
HONDA AUTO REC 2005-5 TR NT	4.610%	8/17/2009	2,415	2,413
HONDA AUTO REC 2006-1 TR NT	5.070%	2/18/2010	3,566	3,572
HONDA AUTO REC 2006-2 OWNER TR	5.300%	7/21/2010	19,908	19,985
HONDA AUTO REC 2006-3 OWNER TR	5.120%	10/15/2010	10,000	10,041
HONDA AUTO REC 2006-3 OWNER TR	5.110%	4/15/2012	5,000	5,042
HONDA AUTO REC 2007-1 OWNER TR	5.100%	3/18/2011	15,000	15,104
HONDA AUTO REC 2007-2 OWNER TR	5.410%	11/23/2009	5,000	5,018
HONDA AUTO REC 2007-2 OWNER TR	5.460%	5/23/2011	4,000	4,056
HSBC AUTOMOTIVE TR 2005-2	4.550%	7/17/2012	9,000	8,984
HSBC AUTOMOTIVE TR USA 2006-1	5.430%	6/17/2011	17,022	17,112
HSBC AUTOMOTIVE TR USA 2006-2	5.610%	8/17/2011	11,500	11,578
M&I AUTO LN TR 2005-1 NT	4.860%	3/21/2011	15,000	15,029

SCHEDULE H EXXONMOBIL SAVINGS PLAN SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007 (thousands of dollars)
		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
-----------------------------------------------------------------------------------------------------------------------------------------------
MBNA CR CARD MASTER NT TR	4.200%	9/15/2010	$ 38,525	$ 38,466
MBNA CR CARD MASTER NT TR 2003-6	2.750%	10/15/2010	5,900	5,858
MBNA CR CARD MASTER NT TR 2003-A7	2.650%	11/15/2010	4,220	4,182
MBNA CR CARD MASTER NT TR 2005-7	4.300%	2/15/2011	14,000	13,982
MBNA CR CARD MASTER NT TR 2006-A1	4.900%	7/15/2011	40,000	40,285
MORGAN STANLEY AUTO LN 2004-HB2	3.460%	3/15/2012	9,899	9,837
NISSAN AUTO REC GRANTOR TR	4.310%	3/15/2011	29,400	29,311
NISSAN AUTO RECEIVABLES 2004-B	4.000%	12/15/2009	6,714	6,695
NISSAN AUTO RECEIVABLES 2006-A	4.740%	9/15/2009	6,743	6,737
NISSAN AUTO RECEIVABLES 2006-B	5.160%	2/15/2010	21,567	21,610
NISSAN AUTO RECEIVABLES 2006-C	5.440%	4/15/2010	22,000	22,113
NISSAN AUTO RECEIVABLES 2007-B	5.030%	5/16/2011	4,000	4,036
TOYOTA AUTO REC 2003-B OWNER TR	2.790%	1/15/2010	1,584	1,583
USAA AUTO OWNER TR 2005-3	4.550%	2/15/2010	7,043	7,036
USAA AUTO OWNER TR 2005-3	4.630%	5/15/2012	5,000	5,004
USAA AUTO OWNER TR 2006-1	5.010%	9/15/2010	9,168	9,183
USAA AUTO OWNER TR 2006-2	5.320%	9/15/2010	10,989	11,022
USAA AUTO OWNER TR 2006-3	5.360%	2/15/2011	20,663	20,758
USAA AUTO OWNER TR 2006-4	5.010%	6/15/2011	16,000	16,071
USAA AUTO OWNER TR 2007-1	5.400%	4/15/2010	6,000	6,025
USAA AUTO OWNER TR 2007-1	5.430%	10/17/2011	5,000	5,069
USAA AUTO OWNER TR 2007-2	4.900%	2/15/2012	6,000	6,040
USAA AUTO OWNER TR USAOT	3.900%	7/15/2009	1,053	1,052
VOLKSWAGEN AUTO LEASE 2006-A	5.540%	4/20/2011	20,000	20,202
VOLKSWAGEN AUTO LEASE 2006-A	5.500%	9/21/2009	9,000	9,041
VOLKSWAGEN AUTO LN ENHNCD 2005-1	4.800%	7/20/2009	13,889	13,885
VOLKSWAGEN AUTO LN ENHNCD 2007-1	5.200%	1/20/2010	22,000	22,105
WACHOVIA AUTO OWNER TR 2004-1	4.790%	4/20/2010	3,519	3,517
WACHOVIA AUTO OWNER TR 2004-1	3.440%	3/21/2011	21,321	21,237
WACHOVIA AUTO OWNER TR 2004-1	4.840%	4/20/2011	17,760	17,798
WACHOVIA AUTO OWNER TR 2006-A	5.350%	2/22/2011	17,514	17,581
WACHOVIA AUTO OWNER TR 2007-1	5.290%	4/20/2012	9,911	10,026
WACHOVIA AUTO OWNER TR 2007-A	5.390%	9/20/2011	6,000	6,085
WACHOVIA AUTO OWNER TR 2007-A	5.380%	4/20/2010	7,000	7,029
WELLS FARGO AUTO OWNER 2005-A	4.090%	1/15/2010	2,266	2,263
WELLS FARGO AUTO OWNER 2005-A	4.280%	5/15/2012	30,000	29,883
			______________	______________
TOTAL CORPORATE DEBT INSTRUMENTS			$1,027,858	$1,029,214

COMMON COLLECTIVE TRUSTS

*COLTV SHORT TERM INVT FD - Income	4.862%		$ 165,933	$ 165,933
			______________	______________
TOTAL COMMON COLLECTIVE TRUSTS			$ 165,933	$ 165,933

SCHEDULE H EXXONMOBIL SAVINGS PLAN SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007 (thousands of dollars)
		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
--------------------------------------------------------------------------------------------------------------------------------------------

*PARTICIPANT LOANS
(ANNUAL INTEREST RATES
FROM 4.0% TO 11.5%,
MATURITIES FROM
1 MONTH TO 219 MONTHS)				$ 176,430

TOTAL COMMON ASSET FUND			$2,481,046	$2,798,293

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

 DECEMBER 31, 2007

(thousands)

	SHARES/	CURRENT
	UNITS	VALUE
FUND/ISSUE	(000's)	($000's)
--------------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK:
--------------------------------------------
*EXXON MOBIL CORPORATION	181,227	$16,979,193

COMMON COLLECTIVE TRUSTS:
----------------------------------------------
*NTGI-QM COLTV DAILY S&P 500 EQUITY
INDEX FUND	532	$2,157,836
*NTGI-QM COLTV DAILY SMALLCAP EQUITY
INDEX FUND	3,674	1,044,522
*NTGI-QM COLTV DAILY EAFE INDEX
FUND	1,815	828,799
*NTGI-QM COLTV DAILY AGGREGATE
BOND FUND	795	289,377
		______________
TOTAL COMMON COLLECTIVE TRUSTS		$4,320,534
		______________

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$24,098,020

* Party-in-interest as defined by ERISA

SCHEDULE H EXXONMOBIL SAVINGS PLAN SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR) DECEMBER 31, 2007 (thousands of dollars)
		MATURITY	PAR VALUE OF	PROCEEDS OF
DESCRIPTION	COUPON	DATE	ACQUISITIONS/ DISPOSITIONS	DISPOSITIONS
---------------------------------------------------------------------------------------------------------------------------------------

WACHOVIA AUTO OWNER TR 2006-A	5.380%	3/20/2013	$ 3,935
			(3,935)	$ 3,928

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007 and schedule H, line 4i - schedule of assets (acquired and disposed of within year) as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 11, 2008

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Hugh M. Comer

Hugh M. Comer

Administrator-Accounting

Dated:  June 11, 2008

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 11, 2008